November 14, 2005

VIA EDGAR

Mr. John Ganley
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Forum Funds
     File No. 333-129031

Dear Mr. Ganley:

     Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into Forum Funds Form N-14 Registration Statement filed with the Securities and Exchange Commission on October 14, 2005:

     "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

     If you have any questions concerning the foregoing, please do not hesitate to call me at (207) 822-6114.

                                        Sincerely,

                                        /s/ David M. Whitaker

                                        David M. Whitaker
                                        Secretary